Exhibit 12.1


                              AVON PRODUCTS, INC.
                Consolidated Ratio of Earnings to Fixed Charges

                                             2001     2000     1999     1998     1997
                                             ----     ----     ----     ----     ----
Income from continuing operations before
   income taxes, minority interest and
   cumulative effect of accounting
   changes .............................      689.7    692.2    480.3    455.9    534.9
Fixed charges ..........................      103.6    115.2     72.8     63.9     65.5
Amortization of capitalized interest ...        3.4      3.1      3.1      3.1      3.1
Earnings before income taxes, plus fixed
   charges and the amortization of
   capitalized interest ................      796.7    810.5    556.2    522.9    603.5
Ratio of earnings to fixed charges .....        7.7      7.0      7.6      8.2      9.2